Exhibit 99.1

Helport AI Limited and Tristar Acquisition I Corp. Announce Closing of Business Combination and listing on Nasdaq

SINGAPORE and BURLINGTON, MA, August 2, 2024 – Helport AI Limited (together with its operating subsidiaries, “Helport”) (Nasdaq: HPAI), an AI technology company serving enterprise customer contact centers with intelligent products, solutions and a digital platform and Tristar Acquisition I Corp. (“Tristar”) (NYSE: TRIS), a special purpose acquisition company, today announced the completion of their previously announced business combination. Helport’s ordinary shares and warrants will commence trading on Nasdaq under the new ticker symbols “HPAI” and “HPAIW”, respectively, on Monday, August 5, 2024. The business combination was approved by Tristar’s shareholders at an extraordinary general meeting of shareholders on August 1, 2024.

Mr. Guanghai Li, Helport’s Chief Executive Officer, said “Today is an incredibly proud moment and a milestone for our company, our employees and our shareholders, as we begin our journey as a publicly traded company. We expect the public listing to catalyze our product development and service improvements, and enhance our brand awareness in the U.S. The gross proceeds raised through the transaction will position us to benefit from the growing AI-enabled business process outstanding market and enhance the efficiency and growth potential of our customers’ businesses. Today’s announcement is another step in making that vision a reality, reflecting years of innovation and focus. We believe the closing of this business combination will accelerate our business growth, while enabling us to embark on the next phase of our journey as a public company.”

Tristar’s Chief Executive Officer, Mr. Xiaoma (Sherman) Lu, said “Helport is unique in its technology and ability to revolutionize the contact center and customer service industries. As a public company, Helport expects that it will have the platform to fully advance its vision, achieve financial progress and expand its footprint and position in the market. We are excited about the future and continuing to work alongside Guanghai and the entire management team in its public phase.”

Advisors

Ellenoff Grossman & Schole LLP, Ogier, and Rajah & Tann served as legal advisors to Tristar.

Hunter Taubman Fischer & Li LLC, Ogier and Reed Smith Resource Law Alliance served as legal advisors to Helport.

About Helport

Helport is dedicated to enhancing the customer contact experience. Helport’s mission is to provide front-line service staff with expert, real-time guidance and enrich every customer interaction with its AI technology, empowering contact center agents to deliver expert-level conversations. Helport also offers AI enabled agents for clients with outsourcing needs. Helport’s AI Management Suite provides supervisors with visibility into agent activities, allowing them to focus their time on where they are needed most. For more information, please visit Helport’s website: https://ir.helport.ai/

About Tristar Acquisition I Corp.

Tristar Acquisition I Corp. was a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses globally.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, Helport's business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on Helport’s current expectations and projections about future events that Helport believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Helport undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Helport believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and Helport cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in Helport’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Helport AI

Investor Relations

Email: ir@helport.ai.